

March 7, 2011

Mr. Adam Wasserman,
Chief Financial Officer
Gold Horse International, Inc.
No. 31 Tongdao South Road
Hohhot, Inner Mongolia
People's Republic of China

      Re: Item 4.02 Form 8-K
      Filed: September 22, 2010
      File No. 0-30311

Dear Mr. Wasserman:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Terence O'Brien
                    Accounting Branch Chief